January 12, 2005

VIA EDGAR AND FACSIMILE (202-942-9585)

U.S. Securities and Exchange Commission
450 — 5th Street NW
Washington, DC 20549
Attn: Tim Buchmiller

Re:	Medtronic, Inc. Registration No. 333-121239

Dear Mr. Buchmiller:

     On behalf of Medtronic, Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated January 11, 2005. We appreciate the Staff’s prompt consideration of this response.

     In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Amendment No. 2 to Registration Statement on Form S-4

Exhibit 5.1 – Legal Opinion

1.	Please revise the legal opinion to address comment 4 from our prior comment letter dated January 7, 2005.

You have requested in comment 4 of your prior comment letter that the counsel’s legality opinion cover the enforceability of the Company’s obligations under the rights associated with shares of common stock issuable upon conversion of the New Debentures.

We have revised the fifth paragraph of the opinion to address these items. Please see the revised opinion attached to this letter.

2.	Please note that it is inappropriate to assume away elements that form the basis of the legal opinion. As such, please revise the second sentence of the fourth paragraph of the opinion to specifically state that the assumption regarding the “due authorization by all requisite action of the execution, delivery and performance” of the referenced documents does not extend to Medtronic, Inc., and that the assumption that “such documents are legal, valid, binding and enforceable obligations of such parties” does not extend to Medtronic, Inc. at least with respect to the New Global Debenture and the New Indenture.

We have clarified the fourth paragraph of the opinion to address these matters. Please see the revised opinion attached to this letter.

3.	Please remove the assumption in the last sentence of the fourth paragraph of the opinion that “no other agreements or understandings exist between the parties relating to the transactions contemplated by such document or agreement.” If necessary, your counsel may rely on a certificate of officers of Medtronic, Inc. to form this element of the opinion, but the risk that this assumption is incorrect should not be shifted to your investors.

We have removed the identified language from the fourth paragraph of the opinion. Please see the revised opinion attached to this letter.

Mr. Tim Buchmiller
January 12, 2005

4.	Given the limitations in the first sentence of the fifth paragraph, that the opinion is “as of this date,” and at the beginning of the first sentence of the penultimate paragraph, that the “opinion letter is rendered as of the date first written above,” please file a signed legal opinion dated as of the date you intend to go effective.

We will file the attached revised opinion dated as of the effective date.

5.	Please note that disclaimers that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Please revise the penultimate paragraph of the opinion to remove any such statements or implications.

We have revised the penultimate paragraph of the opinion to remove the disclaimers in question. Please see the revised opinion attached to this letter.

     If you have any questions regarding these matters, please contact me (612-492-7162) or, in my absence, Ruilin Li (612-492-7227).

Sincerely,

Melodie R. Rose

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